SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 14 December 2004
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosures:
1. Results of annual general meeting held on 30 November 2004
2. Retirement and appointment of Sasol Limited directors

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

(ISIN: ZAE000006896)

Share codes: JSE - SOL

NYSE - SSL

("Sasol" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that the results of the business conducted at the annual general meeting of Sasol held in Sasolburg today, are as follows:

1.

The financial statements of the company as well as the reports of the directors and auditors for the year ended 30 June 2004 were received;

2.

Messrs P du P Kruger, B P Connellan, L P A Davies and J E Schrempp and Mrs E le R Bradley were re-elected upon a poll by the shareholders for a further term of office in terms of Article 75(g) of the Company's Articles of Association;

3.

KPMG Incorporated was re-appointed as auditors of the company until the conclusion of the next Annual General Meeting;

4.

Special Resolution number 1 authorising the company to re-purchase up to a maximum of 10% of its issued shares was approved;

5.

Ordinary Resolution number 1 placing the balance of the unissued shares under control of the directors with authority to issue shares up to 5% of the issued share capital was approved; and

6.

Ordinary Resolution number 2 approving the revised annual fees payable to non- executive directors of the company was approved.

30 November 2004

Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

(ISIN: ZAE000006896)

Share codes: JSE - SOL

NYSE - SSL

("Sasol" or "the Company")

RETIREMENT AND APPOINTMENT OF SASOL LIMITED DIRECTORS

Mr J H Fourie retired from executive management at the end of February 2004, but agreed to stay on the Sasol Limited Board as a non-executive director until the end of 2004. As planned Mr Fourie will retire with effect from 1 January 2005.

Ms Imogen Mkhize has accepted the board's invitation to join the board as non-executive director in the vacancy that will arise on Mr Fourie's resignation on 1 January 2005.

Ms Mkhize holds a BSc (Information Systems) (1984) and a Higher Diploma in Education (1985) of Rhodes University as well as a MBA of Harvard Business School. Since July 2003, she has been the Chief Executive of the 18 th World Petroleum Congress, to be held in South Africa in 2005. Previously she was the executive chair of the Zitek Group (2000-2003), a management and development consultancy she founded in 2000 and managing director of Lucent Technologies (South Africa) (1998-1999), senior manager of Nedcor (1997-1998), executive director of the Association of Black Accountants (1991-1993), senior management consultant of Andersen Consulting (1988-1991) and a programmer/business analyst of Anglo American (1986-1988).

Ms Mkhize serves on a number of boards, including Datacentrix, GenRe, the CSIR, the Financial Markets Advisory Board, Rhodes University and Rhodes Investec Business School.

3 December 2004

Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934,

the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 December 2004

By:

/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary